Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: ON SEMICONDUCTOR CORP
Commission File No.: 000-49602

Subject Company: Synaptics Incorporated

FINAL TRANSCRIPT	2026-06-25

ON Semiconductor Corp (ON US Equity)

On June 25, 2026, ON Semiconductor Corporation held an investor webcast regarding the announcement of the proposed transaction with Synaptics Incorporated. The transcript of the webcast is below.

Acquisition of Synaptics by Onsemi

Company Participants

•	Hassane El-Khoury, Executive Director, President and Chief Executive Officer
•	Parag Agarwal, Vice President, Investor Relations & Corporate Development
•	Rahul Patel, President, Chief Executive Officer, and Director
•	Thad Trent, Executive Vice President and Chief Financial Officer

Other Participants

•	Christopher Rolland, Analyst, Susquehanna Financial Group
•	Harlan Sur, Analyst, J.P. Morgan
•	James Schneider, Analyst, Goldman Sachs
•	Joe Quatrochi, Analyst, Wells Fargo
•	Joshua Buchalter, Analyst, TD Cowen
•	Quinn Bolton, Analyst, Needham & Company
•	Ross Seymore, Analyst, Deutsche Bank
•	Tore Svanberg, Analyst, Stifel
•	Vijay Rakesh, Analyst, Mizuho
•	Vivek Arya, Analyst, Bank of America

Presentation Operator

Thank you for standing by. Welcome to the call to discuss onsemi's Acquisition of Synaptics.

At this time, all participants are in a listen-only mode. After the presentation, there will be a question-and-answer session. (Operator Instructions).

Now it's my pleasure to hand the conference over to the Vice President of Corporate Development and Investor Relations, Parag Agarwal. Please proceed.

Parag Agarwal {BIO 17999519 <GO>}

Thank you, Carmen. Good afternoon, and thank you for joining us today to discuss onsemi's acquisition of Synaptics. I'm joined today by Hassane El-Khoury, President and CEO of onsemi; Thad Trent, CFO of onsemi; and Rahul Patel, President and CEO of Synaptics.

This call is being webcast on the Investor Relations section of our website at www.onsemi.com. A replay of this webcast along with the accompanying slides referenced in the call will be available on our website approximately one hour following this conference call and a recorded webcast will be available for approximately 30 days following this conference call. Additional information is posted on the Investor Relations section of our website.

During the course of this conference call, we'll make projections or other forwardlooking statements regarding future events or the future financial performance of the Company. We wish to caution that such statements are subject to risks and uncertainties that could cause actual results or events to differ materially from projections.

FINAL TRANSCRIPT	2026-06-25

ON Semiconductor Corp (ON US Equity)

Important factors that can affect our business, including factors that could cause actual results to differ materially from our forward-looking statements are described in our most recent Form 10-K, Form 10-Qs and other filings with the Securities and Exchange Commission. Our estimate or other forward-looking statements might change and the Company assumes no obligation to update forward-looking statements to reflect actual results, change assumptions or other events that may occur except as required by law.

The purpose of this call is to discuss onsemi's acquisition of Synaptics. We request that you focus your questions on the transaction and we will not be able to answer questions on current business conditions or other topics. During this conference call, the speakers will refer to the presentation related to this transaction, which is posted on onsemi's Investor Relations website.

Now, let me turn it over to Hassane. Hassane?

Hassane El-Khoury

Thank you, Parag. Good afternoon, everyone, and thank you for joining us. Today, we are excited to announce our proposed acquisition of Synaptics. This marks the next chapter in our journey as we position ourselves to become a leading provider of Intelligent Systems. I'll walk you through the strategic rationale and why this is the right time for us to go down this path.

Moving to slide 4. This combination starts with a shared mission of intelligent technologies for power and sensing for onsemi and connected devices for Synaptics. It will enable us to deliver intelligent systems to support AI applications from the data center to physical AI and provide us with the four key pillars needed to win. Those are Power, Sense and Control coming from onsemi and the Connected Compute from Synaptics and together, we would become a leading provider of Intelligent Systems, expanding our total addressable market while enabling us to capture more content value per platform.

Turning to slide 5. The technologies this combination brings together will expand our AI capabilities from AI data centers into physical AI. We anticipate it will expand our total addressable market by $30 billion to $243 billion by 2030 as we are positioned to enable AI from infrastructure all the way to the Edge and to increase the value we can deliver to our customers and our shareholders. We're integrating a differentiated Edge AI compute franchise with a strong portfolio of human-machine interface and wireless connectivity solutions. And together with our differentiated power portfolio spanning from silicon to wide band gap, our image sensors and our Treo portfolio of products, we would become an industry-leader positioned at the intersection of Power, Sense, Connected Compute and Control, addressing the four pillars of physical AI. We expect the transaction to be accretive within 18 months from close, strengthening our long-term financial model.

On slide 6, you'll see our business is already well-positioned across AI infrastructure ecosystem, where we are a leader in energy storage systems and AI data centers from the grid to the core and many of our products are also used across various Edge AI applications today. With Synaptics portfolio, we will be able to extend our reach and content opportunity across physical AI applications like robotics and humanoids. As a result, we believe we will address an AI TAM of $100 billion by 2030, growing at a CAGR of 25% over that period.

Now let me hand over the call to Rahul, the architect behind Synaptics' transformation. Rahul?

Rahul Patel

Thank you, Hassane. It's a pleasure to join you on today's call. We are excited about this transaction and I share your vision of building intelligent systems and scalable platforms for customers.

FINAL TRANSCRIPT	2026-06-25

ON Semiconductor Corp (ON US Equity)

First, I'd like to sincerely thank my entire One Synaptics team for their dedication and execution in reaching this important milestone. Let me briefly introduce Synaptics and the platform that we have built. Throughout our 40-year history, Synaptics has consistently anticipated major technology shifts and captured emerging market opportunities through innovation. Today, we offer a broad portfolio of Edge Compute Connectivity, Interface and Sensing Solutions.

Over the past several years, we have focused on AI-native compute and connectivity, while extending our leadership in human-machine interfaces into new physical AI applications. As intelligence moves from the data center to the physical world, the convergence of these technologies is becoming increasingly important and we have built strong and strategic relationships with companies leading AI at the Edge.

Slide 8. At the center of our strategy is the Astra platform. We have developed AI-native microprocessors and microcontrollers that integrate multiple compute engines, including a Neural Processing Unit, Google's Coral NPU, GPU, general purpose CPU and multimedia processors within a monolithic SoC. We have architected the platform for performance, power efficiency and scalability with an open source and developerfriendly software framework and tools that simplify deployment of AI models across a broad range of applications.

Since joining Synaptics, I have focused the company on delivering solutions that accelerates customer innovation and time to market. Through this combination of -with onsemi, we are advancing our shared vision, I would say, a vision that I believe is shared between Hassane and I of bringing intelligent AI systems to a broad range of markets, particularly industrial and physical AI. Additionally, onsemi's established sales organization and global distribution network will accelerate the adoption of our solution -- solutions and expand our reach.

The One Synaptics' leadership team is excited to work with Hassane and onsemi team to realize the full potential of the combined company. I'd like to turn it back to Hassane.

Hassane El-Khoury

Thank you, Rahul. You can see why we're excited about this combination and the capabilities it would bring to onsemi and how with Synaptics, we will be positioned at the intersection of the four pillars of physical AI. We have a long history of supporting leading customers across auto, industrial and AI data centers, giving us the right foundation to expand into the world of physical AI. With Synaptics, we expect to provide all the key building blocks required for machines to sense, decide, act and adapt to the physical world.

The transaction would create a category defining leader in Intelligent Systems, an enabler of the physical AI world while expanding our automotive and industrial pedigree, which are already in the physical AI realm. Together with Synaptics' strength in humanmachine interface, wireless connectivity solutions and connected compute, we can accelerate our strategy and expand our reach to a wide range of established and emerging markets such as autonomous vehicles, robotics and AR/VR. As these markets ramp, we will continue to be at the center of it. We are already designed into many robotics platforms via our motor drivers, power converters for motors, our position sensors and our power devices, and this acquisition would extend those capabilities.

Moving to slide 10. The complementary portfolios enable us to unlock and drive significant value-creation opportunities and deepen customer engagements. And more importantly, beyond the technology and capabilities, this combination will bring in a world class team that has made substantial R&D investments to establish this platform, which would help us accelerate innovation and unlock new markets as a combined company.

FINAL TRANSCRIPT	2026-06-25

ON Semiconductor Corp (ON US Equity)

Our onsemi global sales network can help accelerate the go-to-market for our combined business and we have a history of moving products quickly into new markets. Also, the onsemi executive team, myself included, have firsthand experience in managing and scaling businesses from Connected Compute to HMI.

Now let me turn the call over to Thad to cover the financial aspects of the transaction. Thad?

Thad Trent

Thanks, Hassane. I'm now on slide 11. This transaction is compelling from both financial and strategic perspectives. It provides us with a market-leading technology portfolio that enables us to deliver intelligent systems to support AI applications from the data center to physical AI. From a financial perspective, we believe this combination has significant value-creation opportunities to drive revenue and earnings growth with a very attractive margin profile.

The combined pro-forma company would be $7.8 billion in revenue in 2026 based on Street estimates. The pro-forma company on the right-side of this chart includes our expected $200 million of annual run-rate synergies and includes stock-based compensation for Synaptics consistent with onsemi's non-GAAP reporting. The combined scale strengthens the financial profile with attractive gross margins and accelerates our path to our long-term model. We expect non-GAAP EPS accretion 18 months after close.

Turning to slide 12, let me provide a brief summary of the transaction details. The acquisition is an all-stock transaction. Synaptics shareholders will receive 1.35 onsemi shares per Synaptics share, implying a total enterprise value of approximately $7 billion. Our offer represents an approximately 19% premium to the volume-weighted average closing prices of onsemi and Synaptics over the last 10 trading days.

Pro-forma ownership will be 88% onsemi and 12% Synaptics. The acquisition is expected to be accretive within 18 months of closing with $200 million of synergies.

Turning to the balance sheet, we maintained flexibility with pro forma net debt of $1.2 billion as of today and net leverage well below 1. With this flexibility, we remain committed to our existing capital return policy, returning 100% of our free cash flow to shareholders through our share repurchase program between now and close. We anticipate closing the acquisition in mid-2027 and the transaction is subject to Synaptics shareholders' approval, regulatory approvals and other customary closing conditions. Also, as highlighted in today's press release, both companies are reiterating previously provided financial guidance for the current quarter.

To wrap up, this combination would expand our total addressable market and our solutions to enable AI from infrastructure all the way to the Edge, increasing the value we can deliver to our customers and our shareholders.

With that, I'll turn the call back over to Carmen to open up the call for questions.

Questions And Answers Operator

(Operator Instructions). It comes from the line of Ross Seymore with Deutsche Bank. Please proceed.

Q - Ross Seymore

Hi, guys. Thanks for letting me ask a question and congratulations on the deal. I wanted to see what your thoughts were on revenue synergies. I can see how this diversifies the end markets for both companies and I can see how the scale of onsemi could be beneficial to Synaptics, but I wondered how you thought about any revenue synergies where the actual combined company can grow faster than the two individual companies could.

FINAL TRANSCRIPT	2026-06-25

ON Semiconductor Corp (ON US Equity)

A - Hassane El-Khoury

Yeah, Ross, this is Hassane. Clearly, as you can imagine, there is going to be revenue synergies. If we look at about Intelligent Systems as we define it, we have our core markets. Synaptics has their core markets and there's not a lot of overlap between them. So at a -- to simplify the outlook of the way we look at it, the systems we are in, where we have power, sensing, both on the power conversion and control, there's always a compute connected or not at the center of it.

And the systems that Synaptics is very strong in where they have the architectural control from the compute side, there are always parts that we are able to deliver around those same systems. So with that small overlap, if any, and the complementary nature of both the portfolio and the markets and the customers, the net benefit for the combined company is the revenue synergies and that's what we're looking at.

On top of that, of course, we talk about the expanding TAM that both Thad and I talked about. So you put all of these together and then you can see the excitement that we have with the combined company as we go to market together.

Q - Ross Seymore

Thank you for that. And I guess as a quick follow-up, the $200 million in synergies, any color, is that anything in the COGS line or is that all on OpEx and then the regulatory approval, anything unique in that? Do you need China?

A - Thad Trent

On the $200 million of synergies, most of that is on the OpEx line. You think about it, it's probably 85% to 90% on the OpEx line and the remainder being in the COGS line. We think most of that will come out of SG&A. And I just want to also point out that also includes the stock-based compensation. So when you think about your models, you need to adjust the Synaptics historical reporting to include stock-based compensation.

A - Hassane El-Khoury

From the regulatory, it's customary regulatory. Based on our -- on the work that we've done, obviously, we have to continue to do the work. We do expect China regulatory, but other than that, it's very customary. And of course, we're comfortable given the complementary nature of our portfolio as I described before and really the benefit that all that brings to customers worldwide.

Q - Ross Seymore

Thank you.

Operator

One moment for our next question. It comes from Vivek Arya with Bank of America Securities. Please proceed.

Q - Vivek Arya {BIO 6781604 <GO>}

Thanks for taking my questions. Hassane, as of your last earnings call, the assumption was that ON's preferred area of expansion is the cloud data center and power rather than consumer and Edge. So I'm curious what tipped you in this direction of doing more in kind of consumer and Edge as opposed to doing more in the AI data center? I realize it's not either/or, but I imagine there is still a level of opportunity cost to expanding in this direction as opposed to kind of reemphasizing the AI data center more. So just curious to hear what kind of tipped you in this direction?

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ON Semiconductor Corp (ON US Equity)

A - Hassane El-Khoury

Sure. So as you know, that doesn't change our direction at all. That's what I mentioned by the complementary nature and really the expanded nature of that combination. We have already established a very strong foundation in the AI infrastructure -- call it the AI data center and the AI infrastructure, what we call the AI Halo. We have a leadership position in industrial that is benefiting from AI data center. We have all of the technologies that are required and that are needed and we are winning and have a strong growth in these markets.

Of course, as the market for SSTs, as you know, develops, we are already present and have the technology for those. Going into the AI data center, we've talked about our revenue position last year and what we expect this year. We've done some of the acquisitions for capabilities already. So not to say that we have a very strong foundation already that we have built over the last few years for, call it the AI data center and AI infrastructure. What this combination adds is a more strategic and forward-looking.

You can think about it as we're skating where the puck is going to be while continuing to build upon the foundation that we've done so far and we have been very successful. So it is not one or the other. It is continued to do what we're really good at and we have built while we think about how to expand because the natural extension of AI out of the data center is into the physical realm, which is physical AI.

We see it in automotive. We see it in humanoids, both of these markets we play in. We see it in, of course, robotics as an overall market which includes humanoids and we see it in industrial. So getting that complementarity with the connected compute has strengthened the whole portfolio beyond just where we're strong at and what we've built for the last three years.

Q - Vivek Arya

Got it. And for my follow-up, what do you see as the structural growth rate of Synaptics for the next few years? Because when I look at consensus right now, it's showing a 9% to 11% kind of growth rate from '26 to '28. I appreciate that parts of the business are growing faster. But regardless, as an enterprise, people see their growth rate as 9% to 11%, which is a little bit lower than ON's expected growth rate. So what do you think the market is missing in projecting Synopsys' -- Synaptics, sorry, growth rate that -- and ON can perhaps add to in terms of revenue synergies? Thank you.

A - Hassane El-Khoury

Yes. So I'm going to give you the opportunity that we see as a combined company. Of course, the -- there are two parts for Synaptics. You have the Astra that Rahul talked about, that is growing actually much faster. You can think about, I think from 25%. That small portion of the revenue today, but that is the high growth that is at the center of what I talk about Intelligent Systems, that's going to accelerate the growth of both the combined company and really it's a higher growth for Synaptics proper as well.

Now, I think what there is a untapped missing concept of technology is, I think from the human-machine interface side of it, what is new and emerging is the applicability of human-machine interface beyond just what we all know, including me, the touch interfaces or the touchscreen or capacitive touchscreen into the sensing for humanoids and robotics in general, that is a forward-looking growth that we together because we are strong in those markets as well. We can take that part of our sensing portfolio. We already do position sensing with inductive. This brings the Tactile Sensing. That I believe is an untapped opportunity that the technology exists. Synaptics have been investing in it and the go-to-market of the combined company will help accelerate that.

FINAL TRANSCRIPT	2026-06-25

ON Semiconductor Corp (ON US Equity)

Q - Vivek Arya

Thank You.

Operator

Thank you. One moment for our next question, please. It comes from the line of Quinn Bolton with Needham & Company. Please proceed.

Q - Quinn Bolton

Hey guys, I'll offer my congratulations on the acquisition as well. Hassane, maybe just wanted to get your thoughts on any potential manufacturing synergies? I know the COGS synergies are only 10% to 15%, but longer term, is there any opportunity to in-source on any of the Synaptics product portfolio to your fabs or backend that might give you longer-term COGS benefits? And then I've got a follow-up.

A - Hassane El-Khoury

Sure. Obviously, we'll have a lot more once we start doing the integration planning and do a lot of that detailed work. But at a high level, I can tell you from the Astra or the advanced nodes, anything below the 65 nanometer, we don't expect that given just where our manufacturing footprint. However, from the prior answer that I gave Vivek on the human-machine interface and as we push towards that roadmap, there's definitely potential there that we have to look at. It is very synergistic with the capabilities that we have built, part of our Treo platform or BCD65 that we run in East Fishkill.

So of course, that will be a favorable gross margin that brings it in. And I just want to highlight that is not at an expense of capacity that will be taken away from Treo. It's actually again complementary to what we do. We already do the sensing with Treo and this adds that synergistic capabilities that we can bring in. So some of the business, yes, the other, we don't plan on that.

Q - Quinn Bolton

Perfect. And then maybe for Rahul, just any thoughts, can you give us some sense of the design win pipeline that you have for Astra and your tactile sensing in humanoid or other sort of physical AI applications? And maybe for everybody on the line, do you have a sense what your dollar content could be as a combined company, say now in a humanoid as you bring the two companies together? Thank you.

A - Rahul Patel

Well, Quinn, on the -- first, on the design pipeline, I think we haven't broken out the design pipeline. At some point, we will start sharing what our total design pipeline is. But let me go back to, first Astra. Astra absolutely is seeing momentum build up better than what we had anticipated for the year FY26 that we -- our fiscal year ends in June. So we had anticipated a certain pipeline and we are ahead of that plan.

On humanoids and robotics from tactile sensing point of view, last conference call that we had in May, I had indicated we have 35 engagements, 35 unique company engagements, multiple SKUs within these companies that we are engaged on and that number has gone up even more since then and I would be more than happy to share with you the next level of detail at the next conference call or the next proportionately comes about.

FINAL TRANSCRIPT	2026-06-25

ON Semiconductor Corp (ON US Equity)

But the growth in that design pipeline has been just phenomenal in terms of where we thought it would be versus where it is right now. And I go back to what Hassane is saying. I think the amount of momentum that we are seeing in physical AI and as a result, the new importance that is being put on the function of tactile sensing in this humanoids as they come to become not only contextually aware, but human aware and interactive to humans and machines on a forward-looking basis, the tactile sensing component has seen a lot more traction.

I had indicated on the last call that we have a major hyperscaler out of San Francisco engaging with us along with another big company that where we are already shipping and they have announced shipments of humanoid. And so there are inbounds coming into us where before our sales guys get a chance to react to some of these opportunities. And so really excited about what the opportunity is for the combined company in the realm of physical AI.

In terms of dollar content just for Synaptics, I had indicated on the last call, it's a few tens of dollars. You can model anywhere from $30 to $60 range for us. And so what comes together with ON is a much higher number in these platforms. And now again, they vary by the platform.

A - Hassane El-Khoury

And we'll be obviously disclosing more on the content as we explore and expand our strategic intent here. But that goes back to what Rahul mentioned, the untapped potential for what is considered today as purely HMI and how we look at it part of this combination as enhancing the sensing portfolio that we bring into the market. And together, we will have a lot more modalities that we can address.

Q - Quinn Bolton

Thank you

Operator

Thank you. One moment for our next question. That comes from the line of Joe Quatrochi with Wells Fargo. Please proceed.

Q - Joe Quatrochi

Yeah. Thanks for taking the question. Maybe first, I was curious if you could talk about how do you think about just the potential integration of some of Synaptics OP [ph] technology around connectivity and wireless for the Treo platform?

A - Hassane El-Khoury

I think you can't think about it as a combination for the Treo platform. It is complementary to what we do because the connected compute that Synaptics does is a much different node and really it's a much different application. How you can think about it is Synaptics' compute -- or connected compute at the center of an intelligent system and multiple Treo around it controlling the loads, whether it's a driver to our silicon carbide or driver to our JFET and connected to wirelessly or connected through 10BASET1S Ethernet, which also is on Treo.

So I just explained to you what a intelligent system in the physical AI realm would look like and how each one of the companies and the technologies each bring into this combination will play a complementary role in achieving what the system is supposed to achieve. So we do a lot of wireless. We're leaders in the wireless -- sorry, in the wired connectivity. Leadership comes from Synaptics on the compute and wireless compute. And together, we are a -- basically a leading force in the physical AI when it comes to intelligent systems.

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ON Semiconductor Corp (ON US Equity)

Q - Joe Quatrochi

Thanks for that. And then as a follow-up, is there any way you can comment, was this a competitive bidding process?

A - Hassane El-Khoury

Obviously, the nature of the combination, given the two public companies, you'll just stay tuned. We'll be filing all of the appropriate filings when the time comes. So I'll leave that answer to you when the filing goes publicly.

Q - Joe Quatrochi

Fair enough. Thank you

Operator

Thank you. Our next question comes from Joshua Buchalter with TD Cowen. Please proceed.

Q - Joshua Buchalter

Hey guys, thank you for taking my question. I guess I was hoping to understand a little better like how does this change your portfolio from a competitive standpoint, in particular, onsemi obviously has a rich legacy in power and analog and you're adding the assets from Synaptics, which will have the Edge AI processors. But do you feel like you're inhibited by the lack of a general purpose microcontroller business or like can you speak maybe more broadly to what you'll be able to offer from a processing standpoint for some of these Edge AI applications? Thank you.

A - Hassane El-Khoury

Yeah. So I think, obviously, with every system we target, I wouldn't say we're -- we've been inhibited because this is a -- the complementary nature of the combined companies expands the market. We've always been very consistent that our outlook and our strategy and our financial model is organic and independent of accelerate -- outside acceleration. We have been introducing our own compute different level than what Synaptics brings. So what Synaptics really brings is a acceleration and a faster time-tomarket with a much larger TAM that we talked about.

So it's really a additive, if you will, not a plugging a hole that we have. And that's why the market expanded with the top line outlook expansion that they bring, plus of course, the potential for revenue synergies that I mentioned to Ross earlier. So that's the -- I don't look at it as lacking. I look at it as additive and a very natural additive because as we engage with these intelligent systems with our customers, there is a compute at the center of it that we have been also very successful before this announcement. This adds back to the customer where customers now get a -- you can call it a synergistic system level that works very well together.

Yeah, go ahead.

A - Rahul Patel

If I may add, I think, to what Hassane just shared, just to be very specific, the Synaptics processing platforms include both microprocessors and microcontrollers. And they both are multi-compute fabric implementations. And they scale from an architecture pointof-view depending on the end applications. Obviously, the portfolio today is at a certain level in terms of scale. And with the combination, it can broaden scale very quickly because of the architecture choices we've made, not only in silicon, but also in the software strategy, which is largely open source, developer-friendly and can scale across a broader ecosystem.

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ON Semiconductor Corp (ON US Equity)

A - Hassane El-Khoury

And that's really the exciting part of adding that capability, the way Rahul just described it with our global reach of sales and how quickly we can scale that with the engine that we have built at onsemi.

Q - Joshua Buchalter

Okay. Thank you for all the color, both of you. And then maybe for Thad, can you maybe walk through the rationale behind using stock instead of cash here? Thank you.

A - Thad Trent

Yeah, Josh. I mean, if you look at the deal, right, I mean, it's a low premium deal, allstock. It gives us flexibility on the balance sheet. I mentioned that in our -- in my prepared remarks. So we have flexibility to continue to return capital to our shareholders through the repurchase. And I think that's the key, right versus using cash tends to be a higher premium. We partnered with the Synaptics team and we think there's a lot of value that we'll create for both shareholders here.

Q - Joshua Buchalter

Thank you.

Operator

Thank you. Our next question comes from the line of Christopher Rolland with Susquehanna. Please proceed.

Q - Christopher Rolland

Hi guys. Thanks for the question. Congrats on the deal. I am calling it Cypress 2.0. And with that, maybe you could describe how the playbook, is it going to be exactly the same as Cypress or do you see some ifferences here as to how you that business?

A - Hassane El-Khoury

No, of course, it's a very different business. I've always held the no two companies are like. In this case, no two combinations are like the technology and the platform, call it the Edge AI platform that Synaptics brings is much further and above what Cypress had at the time, which was a microcontroller only or traditional microcontroller. So this is beyond what that capability is. That's point number one.

Point number two is the opportunity for both the connected compute and the sensing that Synaptics has with the combination of what onsemi already has on the power, sense and control, that is playing in a very different market than it was whatever, seven, eight years ago with Cypress. So the market has grown tremendously. Physical AI was not a thing. AI data center was not a thing. Therefore, the content and that's where the TAM is exciting for us. We're playing in a much bigger pie overall. And the coverage of the combined company is much bigger slices of that larger pie. And we intend to deliver the wins and the leadership as the combined company for that larger pie with differentiated technology way more differentiated than what it was when I was running in my past life.

Familiarity, however, with that adds credibility, that's why for us, it's not a deviation, it's a continuation of what we are doing on onsemi. And of course, the executive team at onsemi in combination with the leadership at Synaptics is a natural technology and really market that we can we can target together. That's what makes this exciting and very natural combination.

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ON Semiconductor Corp (ON US Equity)

Q - Christopher Rolland

Excellent. And perhaps a question for Rahul. Hassane, just mentioned the low premium, it's particularly even lower perhaps for an all-stock deal. So what was the thinking here on -- like in terms of that, the ultimate deal price, but also for your future standalone versus tied up, if you could maybe talk about that.

A - Rahul Patel

Yeah, Chris, I think, look, I definitely got a chance to kind of understand onsemi strategy on a forward-looking basis. I'm truly excited about a couple of big things. First, their strategy in itself presenting an upside potential for the Synaptics shareholders from where they are headed on their roadmap and their plans independent of Synaptics. Number two, the combination with onsemi presents Synaptics scale and I go back to something I said earlier in -- during the presentation, the like mindedness of building solutions. It's not point product anymore. It's solutions all the way taking the entire tech stack, including software capabilities into account and so you now have a formidable platform across multiple market segments.

And the third big thing, again, going back to the revenue dimension is the scale of global reach. I have discussed on behalf of Synaptics, at some point over the next two to three years, we may plan on getting our distribution setup. However, this happens on day one with the combination. And so with our developer friendly, open source platforms that are virally scaling through our partnership with Google and others, this distribution capability that onsemi brings to the partnership further accelerates our reach into the global markets and especially in the markets that are industrial and physical AI, the combination with onsemi. So if you net it out, it was not a difficult decision in context of coming together with onsemi go with the all-stock deal.

Q - Christopher Rolland

Great. Thanks and congrats guys.

A - Rahul Patel

Thank you.

A - Hassane El-Khoury

Thank you.

Operator

Thank you. Our next question is from the line of Tore Svanberg with Stifel. Please go ahead.

Q - Tore Svanberg

Yes, thank you from Stifel. Congratulations on the deal. Hassane, my first question is on sort of the roadmap eventually, we think about the competency that you offer in power and sensors and combining that with compute and connectivity. Should we think of sort of the products to be discrete or is there potential roadmap here where you could develop some SoCs that contain all the IPs needed in physical AI?

A - Hassane El-Khoury

Yeah, of course, look, this is day one of announcement. Now the team is going to shift into to the extent, of course, we are allowed as two separate companies post announcement of what we would call integration planning to understand more adept about the -- what day one, which is what we would call the closing day would be. From a work that we've done, part of this process, we do see complement -- complementary technologies, whether we meet at the Board in a system or whether we meet in a package, that's yet to be defined. That's not a one size fits all. It depends on the technology and what is the best thing to do for the customer to get that value that the customer will get from a system level with the combined technologies we offer.

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ON Semiconductor Corp (ON US Equity)

Q - Tore Svanberg

Very good. Thank you for that. And as my follow-up as you evaluated Synaptics perhaps with other companies you may have looked at or other technologies. What were some of the things that were really unique? Was it the -- the NPU, was it the connectivity portfolio? I mean, I assume it's a little bit all of the above, right? But I'm sure you must have looked at other technologies as well. So just curious if there's any few things that really stood out for you.

A - Hassane El-Khoury

Yeah. I would say -- look, I mean, obviously, we chose -- for us, Synaptics was the choice we've made for a lot of reasons. I will do two of them. One is the strategic and the obvious reasons that we announced this deal and we announced this combination. And the strategic one is, you can think about getting a microcontroller or traditional microcontroller with some peripherals and getting into AI is very different than starting with an AI native and then getting into the rest of the market.

So when our intent is to complement our power and sensing in the physical AI, you need an AI-first microprocessor, an AI-first engine. That is what Synaptics has done. So we gravitated towards that from a strategic perspective. Of course, as we engaged, we liked the rest of the portfolio. I talked about the HMI. I didn't -- I see it as HMI, of course, but I also see the untapped potential that I talked about in the tactile feedback or in applications that are critical for the physical AI where tactile becomes a need of sensing. So that's more of, I would say, a positive surprise on top of the strategic intent.

And of course, you add all of that with the synergies we announced and the deal being accretive. And of course, the combination where some of that business, while you invest in the forward-looking AI platforms that I discussed, the rest of the business brings in cash flow to invest in high growth. That's always what you want in a growth business. So it's not a drag on earnings. It's actually -- you can think about it as self-funding. It's what we've done at onsemi. We've been really good at it. They have done a very similar and that together with our combination delivers a compelling financial profile for the combined company on top of the strategic profile that I described. So it basically clicked all of the boxes that we were looking at when we were looking for strategic partnership.

Q - Tore Svanberg

Makes a lot of sense. Thank you, Hassane.

Operator

Thank you. Our next question comes from Jim Schneider with Goldman Sachs. Please proceed.

Q - James Schneider

Good afternoon. Thanks for taking my question. First question I wanted to ask is, in terms of the design wins and the market share position that Synaptics has with Astra in both humanoid and maybe industrial robots, how do you sort of frame roughly what you think your market share position is with the embedded processors in that submarket, realizing that it's growing very quickly? So you can either frame that in terms of today's wins or tomorrow's pipeline.

A - Rahul Patel

Well, I think look, the marketplace for humanoids is still evolving. And so there is not a clear way to say what the design potentials are in terms of revenue over time. I will say this, we have a lot more HMI traction. We also have something that we didn't talk thus far on this call is interface technology as well. And so the combination of tactile sensing and interface is already in multiple platforms out there. We are shipping silicon already.

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ON Semiconductor Corp (ON US Equity)

A - Hassane El-Khoury

There is one that is a North American franchise that's been publicly talked about and the company has already indicated that they're going to have pilot humanoids by the end of this year and about a million unit run rate on humanoids by the end of '27. And we are in there, right? And so without going into names because it would be prohibitive to do so at this early juncture, I would go back to the 35 designs that I had announced during the last earnings call on -- in May. And since then, we have graduated to a newer level, which I will definitely at some point disclose.

And so really excited about overall content dollars that we are seeing from our product portfolio along with in many situations, gaining traction with Astra as we pull in along with tactile sensing. I go back to what Hassane initially touched on as well. We have multiple sensing capabilities now in a combined portfolio, tactile, we didn't talk about ISP capabilities, image sensor capabilities, audio capabilities from Synaptics, our wireless sensing capabilities from Synaptics, the AI-native processor capability becomes a very natural hub for supporting multimodal AI inference capability right there in the functional section of the humanoid, right?

And so you can see, again, I indicated earlier, a very like mindedness between Hassane and I as systems first, system solution first. This effectively builds that platform equation, not only in humanoids, but many other industrial applications that would be in the realm of physical AI on a go-forward basis. So really excited as this market evolves, the potential and the like mindedness of bringing system solutions brings the benefit for the combination.

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ON Semiconductor Corp (ON US Equity)

Yeah. And that's really what gets us very excited about this combination because you talked about share and market and so on. None of that is possible without a strong technology foundation that Rahul described, point number one. And point number two is, it all starts with winning with the winners and going broad as much -- as fast as you can. They've done a great job with that. We would help with the combined company with our sales and distribution network. And those are the foundation for a leadership position as a combined company that benefits the customers. So that's what gets us excited about this combination.

Q - James Schneider

Thanks. And just as a quick follow-up, can you talk about -- if you think about Synaptics customer base, roughly how many of those customers would you say are ON customers as well today?

A - Hassane El-Khoury

So that's a hard one to say of how many because you have to imagine, we have tens of thousands of customers. But I would say there is -- there is a complementary and there's some overlap. Obviously, we are leaders in auto and industrial. A lot of the -- Synaptics has some auto and industrial in addition to consumer and the Edge AI customers that Rahul discussed. And together, there's not a lot of overlap, but more of an expansion of a customer base. And this is where I answered a potential for revenue synergies where we would be able to support their existing customers with our portfolio and vice versa. That, I guess the minimum overlap is what makes this also exciting and beneficial for the combined customer list that we would have together.

James Schneider

Thank you. One moment for our next question. It comes from the line of Harlan Sur with J.P. Morgan. Please proceed.

Q - Harlan Sur

Good afternoon and congratulations on the acquisition. Synaptics team has been gaining pretty solid traction with the Astra AI processor and MCU platform. As you mentioned, strong growth profile. I know the Synaptics team was also focused themselves on driving higher analog, mixed signal power, sensing content attached to deliver more systems level solutions, right?

But it seems like this is where the onsemi team can really fill almost the entire system/board level along with its broad portfolio of power, power management, Treo mixed signal and intelligent sensing portfolio. So if you look at the Astra compute reference design and platforms across different applications, like what percentage of the entire systems bomb outside of the processor can the onsemi team address? Is it 50%, 60%, 70%, more?

Harlan, I'll buy you a drink afterwards, but you gave me the thesis of the combination. That is exactly how we look at it. And it is like every system is different, of course, but if you think about the components of it, which is what the four pillars that I summarized at a high level, where if you think about the pillar being 100% of that bill of material, which is power, sense, connected compute and control, together, we're able to do 100% of the four pillars in a non-overlapping manner.

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ON Semiconductor Corp (ON US Equity)

A - Hassane El-Khoury

You mentioned the reference design that is a good design to kind of anchor on for a lot of the customers that have that at the center and I would flip it around where a lot of our designs that we do with customers have a compute platform that could be a beneficial for the customer for it to be Synaptics. That is exactly why this combination with the complementary nature of our technologies in our portfolio is such an exciting combination for the systems that we talk about or Intelligent Systems.

A - Rahul Patel

Harlan, if I may add to what is saying. And I'll just give you a customer perspective.

Q - Harlan Sur

Yeah.

A - Rahul Patel

Given the interactions with some of the companies that have been in data center, for example, a company in San Francisco, big in AI, wanting to get into the realm of physical AI, they clearly told me they would rather focus on data and not on systems. The engineering, time, expertise needed to build a system from where they would ultimately get to data and machine learning to build inference training and machine inference capabilities is a very long tenured cycle.

And if somebody can come and provide the entire system solution and the tech stack that enables them to get jump started in this arena, first with data and ML capabilities that they would invest in engineering capabilities in, it is bingo for them. And so long story short, increasingly, the partnership with onsemi portfolio and Synaptics' portfolio brings that capability of system solution delivery at the customer and effectively taking that complexity and engineering burden outside of that company or the customer.

And in the process, if you net it out, we create through system solutions, engineering economies of scale that scales across multiple customers in terms of delivering system solutions. And so that is the benefit of the combination that ultimately will see a tremendous dividend. And obviously, like I go back to I said this earlier, the open developer platform and the tech stack accessibility to a broader engineering community in the customer base is very compelling in this context as well.

Q - Harlan Sur

No. I appreciate that. Very insightful. Just a quick follow-up. Any dynamics or challenges in transferring the connectivity technology license between Synaptics -- Synaptics and Broadcom to onsemi. The technology license is quite broad, right, WiFi-8, UWB, Bluetooth, GPS, et cetera. Any challenges in transferring that technology license?

Obviously, we can't discuss that -- those specifics, but we're focusing more on announcing the deal today. And obviously, the announcement of the deal is what got us all of us on both sides comfortable with moving forward.

Q - Harlan Sur

No, perfect. Thank you.

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ON Semiconductor Corp (ON US Equity)

Operator

Thank you. One moment for our last question, please. It comes from the line of Vijay Rakesh with Mizuho. Please proceed.

Q - Vijay Rakesh

Yeah. Hi, Hassane and Rahul, congratulations on the deal. Just a couple of quick questions. With -- as you combine get this IoT business from Synaptics, do you expect to keep that as a separate reporting segment within after the post the combination? And are you seeing any divestitures, anything that you feel is not strategic in this? And I have a follow-up.

A - Hassane El-Khoury

Yeah. So obviously, we intend on having Synaptics be a operating business unit within onsemi. And of course, any reporting will come when we post-close of the deal. And like I said, until then we're two separate companies. And we are committed to the product lines that Synaptics has. I mentioned how each one of them is strategic and the reason why it is strategic from an end market. So that is a complete deal with all completed technologies. So we're excited about every segment of technology that Synaptics has invested in that they post-close would bring into onsemi.

Q - Vijay Rakesh

Got it. Thanks. And just a quick one. Any thoughts on -- does it need the MOFCOM approval or and any thoughts on -- is there a breakout fee in this?

A - Hassane El-Khoury

So obviously, the details are all -- will be all filed, which is customary for a deal of this size for two public companies. And I mentioned before, this is normal regulatory approvals, which includes China in this case.

Q - Vijay Rakesh

Got it. Thank you.

Operator

Thank you. And this will conclude our Q&A session. I will turn it back to Hassane ElKhoury, President and CEO of onsemi for closing remarks.

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ON Semiconductor Corp (ON US Equity)

A - Hassane El-Khoury

All right. Thank you all for joining us on the call. We're very excited for the prospect of this combination and the compelling strategic and financial benefit to position the combined company at scale to win where the market is going while maintaining our focus and success where we are winning today. Together, we would become an industry leader positioned at the intersection of Power, Sense, Connected Compute and Control, addressing the four pillars of physical AI.

I can say it's been a pleasure working with Rahul and his team during the process. We look forward to continuing this journey together with the extended Synaptics family. I look forward to welcoming them to onsemi. And together, we will execute and deliver the value for our customers and shareholders. Thank you.

Operator

And with that, we will conclude our conference. Thank you for participating, and you may now disconnect.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Synaptics Incorporated and ON Semiconductor Corporation. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Synaptics’ and onsemi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Synaptics and onsemi, all of which are subject to change. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology that convey uncertainty of future events or outcomes.

These forward-looking statements involve known and unknown risks and uncertainties, which may cause Synaptics’ or onsemi’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from regulators or the stockholders of Synaptics for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Synaptics or onsemi, including restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; (5) the ability of Synaptics and onsemi to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) uncertainty as to the long-term value of onsemi’s common stock; (11) legislative, regulatory and economic developments; and (12) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Synaptics’ and onsemi’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

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ON Semiconductor Corp (ON US Equity)

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Synaptics’ overall business, including those more fully described in Synaptics’ filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended June 28, 2025, and its quarterly reports filed on Form 10-Q for the current fiscal year, and onsemi’s overall business and financial condition, including those more fully described in onsemi’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2025, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward-looking statements are not guarantees of performance, and speak only as of the date made, and neither Synaptics nor its management undertakes any obligation to update or revise any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information about the Transaction and Where To Find It

The proposed transaction will be submitted to the stockholders of Synaptics for their consideration. In connection with the proposed transaction, onsemi will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Synaptics and that also constitutes a prospectus of onsemi. Each of Synaptics and onsemi will provide the proxy statement/prospectus to Synaptics stockholders. Synaptics and onsemi also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Synaptics or onsemi may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on Synaptics Investor Relations at https://investor.synaptics.com/ (for documents filed with the SEC by Synaptics) or onsemi Investor Relations at https://investor.onsemi.com/ (for documents filed with the SEC by onsemi).

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ON Semiconductor Corp (ON US Equity)

Participants in the Solicitation

Synaptics, onsemi, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Synaptics stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Synaptics stockholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Synaptics’ executive officers and directors under the headings “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis,” “Named Executive Officer Compensation Tables,” “CEO Pay Ratio Disclosure,” “Pay Versus Performance Disclosure” and “Beneficial Ownership of Certain Stockholders” in its definitive proxy statement filed with the SEC on September 16, 2025. To the extent holdings of Synaptics common stock by the directors and executive officers of Synaptics have changed from the amounts of Synaptics common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=817720&owner=exclude under the tab “Ownership Disclosures”. You can find more detailed information about onsemi’s executive officers and directors under the headings “The Board of Directors and Corporate Governance,” “Compensation of Executive Officers” and “Stock Ownership” in its definitive proxy statement filed with the SEC on April 2, 2026. To the extent holdings of onsemi common stock by the directors and executive officers of onsemi have changed from the amounts of onsemi common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1097864&owner=exclude under the tab “Ownership Disclosures”. Additional information about Synaptics’ executive officers and directors and onsemi’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.